Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

July 6, 2006

Mr. Frank Simola
President and Chairman of the Board
And the Board of Directors
PowerCold Corporation
P. O. Box 1239
115 Canfield Road
La Vernia, Texas 78121

Delivered via Fax and E-mail: (215) 248-2954
Frank.simola@verizon.net

Dear Mr. Simola:

As of July 6, 2006, we have determined that certain audit evidence provided to us during the audit of PowerCold Corporation's December 31, 2004 financial statements was both misleading and incorrect. As a result of our past reliance on this information, we believe that the prior filed financial statements are unreliable. We therefore are officially withdrawing our audit reports for PowerCold's financial statements for calendar 2004 and 2005 until additional subsequent audit procedures can determine the validity of the information. We believe that total contract revenue is overstated because of improper revenue recognition under the Company's percentage of completion calculations concerning $2,700,000 in contract revenue recognized in 2004. Furthermore, we believe that the inappropriately booked revenue will have substantial effects upon accounts receivable, allowance for bad debts, accounts payable and billings in excess of costs. We believe that the Company's net loss is therefore understated by approximately $500,000.

The 2005 year-end financials of PowerCold had the following accounts overstated: accounts receivable; accounts payable; allowance for bad debts; and loss on disposal of discontinued operations. Since the disposal of the subsidiary, PowerCold ComfortAir Solutions, Inc., was treated as discontinued operations, the losses in 2005 would have been overstated.

The above are estimates based upon new information concerning the existence and reporting issues of two contracts reported in 2004, and this information is subject to change based upon additional investigations. We believe that confirmations previously received and related representations concerning at least two contracts were materially

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
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inaccurate and misleading. We are compelled to withdraw our reports for 2004 and 2005 as the auditors of the Company until such time that corrected and restated financial statements may be filed. If the corrected financial statements cannot be filed in a timely manner, we will consider the need to withdraw as the Company's auditors.

It is imperative that the preceding information be discussed by the Board of Directors and that the appropriate notices on Form 8-K be filed by the Company by July 10, 2006. Please contact us immediately about this matter and any issues concerning the withdrawal of our reports. We will need your responses to this letter and we will need to review the Form 8-K and any associated filings prior to being filed. We may also need to prepare a letter agreeing with the information as filed.

Very truly yours,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.

Copies faxed and e-mailed to:
Gray Hofer-Acting Chief Financial Officer (210) 545-7503, mfgassist@sbcglobal.net
Charles Cleveland-Counsel (509) 326-1872, clevelaw@my180.net

Copies mailed to the following Directors:

Mr. Joseph C. Cahill, c/o PowerCold
Mr. Robert W. Yoho, c/o PowerCold